Exhibit 99.(d)(3)

AMENDMENT

This AMENDMENT (this “Amendment”) is made as of October 31, 2019, by and between CSS Industries, Inc. (the “Company”) and IG Design Group PLC (“IG”), and amends that certain letter agreement, dated December 7, 2018, by and between the Company and IG (the “Original Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Agreement.

WHEREAS, the parties to the Original Agreement and this Amendment desire to amend the Original Agreement as provided herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledge, the parties hereto agree as follows:

1.                                      Amendments.

a.                                      Standstill Non-Solicit. The Original Agreement is hereby amended by adding the following paragraphs immediately following the seventh paragraph of the Original Agreement:

IG Design Group PLC (“IG”) agrees that, until December 31, 2020, neither IG nor any of IG’s controlled affiliates will in ally manner, directly or indirectly, without the prior written consent of CSS Industries, Inc. (the ‘Company”): (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, more than 5.0% of any voting securities or direct or indirect rights to acquire more than 5.0% of any voting securities of the Company or any subsidiary thereof, or any assets of the Company or any subsidiary or division thereof (other than in the ordinary course of business); provided that the foregoing shall not limit IG in any way from acquiring, offering or agreeing to acquire, directly or indirectly, any company or business unit thereof that beneficially owns any Company securities so long as (x) such entity’s prior acquisition of such securities was not made directly or indirectly on IG’s behalf and (y) such entity’s ownership of such securities was not a primary factor in the decision to consummate such transaction; (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote or “consents” (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person with respect to the voting of, or expressing any consent with respect to any voting securities of the Company; (iii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Company; (iv) directly or indirectly make any public announcement (unless required by law or any applicable rules and regulations of any securities exchange) with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or the Company’s subsidiaries, or their respective voting securities, or any assets of the Company or any subsidiary or division thereof; provided that 10 shall not be restricted from making any proposal regarding a Potential Transaction directly to the board of directors of the Company on a confidential basis if such proposal does not require the Company to make a public announcement regarding this Agreement or such proposal; (v) otherwise act, alone or in conceit with others, to seek to control or influence the management, Board of Directors or policies of the Company; (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; (vii) advise, assist or encourage any other persons in connection with any of the foregoing; or (viii) take any action that might require the Company to make a public announcement regarding an extraordinary transaction involving the Company or any of its voting securities or assets. Notwithstanding the foregoing provisions of this Section 1(a), the restrictions set forth in this Section 1(a) shall terminate and be of no further force and effect upon the entry by the Company into a definitive agreement with respect to, or a public announcement of its plans to enter into, a transaction involving all or a controlling portion of the voting securities, or all or a material portion of the assets, of the Company (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance, or otherwise).

IG agrees, until April 1, 2021 or the date upon which a Definitive Agreement is executed, whichever first occurs, not to, without the Company’s prior written consent, directly or indirectly solicit for employment any employee of the Company or any of its subsidiaries who: (a) serves in an executive position or (b) is identified by the Company to 10 in writing as serving in a management level position or otherwise being a key employee and with whom IG had substantial contact in connection with IG’s evaluation of the Potential Transaction. The preceding sentence does not, however, prohibit IG from employing in the future any such individual currently employed or affiliated with the Company (I) who makes initial contact by her or his initiative, provided such contact was not solicited or encouraged by IG, (ii) whose employment has been terminated by the Company for at least six months prior to the date of such solicitation, or (iii) who responds to a general advertisement and other similar broad forms of solicitation not targeted at the Company’s employees.

b.                                      Governing Law and Jurisdiction. The Original Agreement is hereby amended by deleting the ninth paragraph therein and replacing such paragraph with the following, which shall also apply to and govern this Amendment:

This letter agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without regard to its conflicts of laws provisions. The parties hereto hereby agree that the federal or state courts located in the State of Delaware will have exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this letter agreement and the parties hereto hereby consent to such jurisdiction. If any term, condition, provision or covenant of this letter agreement is held by a court of competent jurisdiction in a final ruling to be invalid, void or unenforceable, the remainder of this letter agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

2.                                      Miscellaneous.   Except as amended hereby, the Original Agreement shall remain in full force and effect. Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Original Agreement. This Amendment may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. Transmission by email or other form of electronic transmission of an executed counterpart of this Amendment shall be deemed to constitute due and sufficient delivery of such counterpart.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the parties as of the date first written above.

CSS INDUSTRIES, INC.

By:	/s/ Christopher Munyan
Name: Christopher Munyan
Title: Chief Executive Officer and President

IG DESIGN GROUP PLC

By:	/s/Paul Fineman
Name: Paul Fineman
Title: Chief Executive Officer

[Signature Page — Amendment to NDA]